Alliance Media Group Holdings, Inc.

400 N Congress Avenue

Suite 130

West Palm Beach, FL 33401

July 2, 2014

By EDGAR Transmission and by USPS

Linda Cverkel

Branch Chief

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Alliance Media Group Holdings, Inc.

Form 10-K for the year ended December 31, 2014

Form 10-Q for the quarter ended March 31, 2014

Filed May 19, 2014

File No. 000-54942

Ladies and Gentlemen:

On behalf of Alliance Media Group Holdings, Inc. (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated June 25, 2014, providing the Staff’s comments with respect to the above referenced reports.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Form 10-K for the fiscal year ended December 31, 2013

Note 6 – Investment in Carbolosic

1.

We note that on December 26, 2013, AMG Renewables, LLC, a wholly-owned subsidiary of the company, entered into an agreement to acquire the controlling interest (51%) in A MG Energy Group, LLC from certain related parties for a consideration comprising $2,200,000 cash, payable upon the successful completion of the company’s pending private offering, together with delivery of 7,266,000 shares of Company common stock. In connection with the acquisition, an amount which the company owed to AMG Energy ($190,177) for various loans and consulting fees was eliminated in the acquisition. We further note the acquisition of AMG Energy Group was accounted for using the equity method of accounting. In this regard, please tell us why you believe equity method of accounting is appropriate in light of the fact you acquired controlling

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July 2, 2014

interest in AMG Energy Group. As part of your response, please tell us how your accounting treatment complies with the guidance prescribed in ASC 810-10-25. If upon further consideration, you determine that in fact consolidation accounting is appropriate, please amend your financial statements accordingly. We note from your disclosures contained elsewhere in the filing it appears the company and AMG Energy Group LLC may have been entities under common control prior to the acquisition. If true, the assets transferred should be accounted for at historical cost pursuant to ASC 805-50.

COMPANY RESPONSE:

The acquisition of AMG Energy was recognized as an acquisition of assets and assumption of liabilities as it does not meet the requirements to be considered a combination of entities under common control nor does it meet the requirements of a business combination such that the ‘acquisition method’ applies.

Per ASC 805-10-15-4, when entities or businesses that are under common control combine, there is no business combination at the common parent company level. Common control transactions are transfers and exchanges between entities that are under the control of the same parent [ASC 805-50-15-6], or are transactions in which all of the combining entities are controlled by the same party or parties before and after the transaction and that control is not transitory.  Just prior to Renewables acquisition of Energy, the controlling shareholders of Energy did not have a controlling stake in Renewables or its parent (the Company).  As such, Renewables acquisition of 51% in Energy is not a combination of entities under common control.

Determining whether the acquisition method applies to a transaction begins with understanding whether the transaction involves the acquisition of a business. ASC 805-10-20 and 55-4 define a business as: “…an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.            Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets [non-current assets] (including intangible assets or rights to use long-lived assets [non-current assets]), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.            Process: Any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary

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July 2, 2014

skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.            Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants."

At the time of Renewables acquisition of Energy, Energy owned one asset – it’s non-controlling investment in Carbolosic LLC.  It did not have processes applied to the asset nor output from the asset.  As such, Energy was not a business when Renewables obtained its controlling interest in Energy.  Therefore, the acquisition method does not apply.

2.

Further, as the acquisition of AMG Energy Group LLC is a significant business acquisition, you are required to file audited financial statements pursuant to Rule 8-04(b) of Regulation S-X . Please confirm your understanding of this matter and inform us of when such financial statements will be filed in your next response.

COMPANY RESPONSE:

The acquisition of AMG Energy Group LLC was an acquisition of assets and assumption of liabilities and not a “business acquisition”. Per ASC 805-10-20 and 55-4, AMG Energy Group, LLC does not meet the definition of a business (see Company Response to Comment #1, above).

3.

Notwithstanding the above, please revise the notes to your financial statements to include significant equity investee disclosures required by Rule 8-03(b)(3) of Regulation S-X. Additionally, please provide audited financial statements for AMC Energy Group, LLC in light of its materiality relative to your financial statements. Your may refer to Rule 3-09 of Regulation S-X for reference purposes.

COMPANY RESPONSE:

Because the Company has determined that the acquisition of AMG Energy Group, LLC was an acquisition of assets and assumption of liabilities which does not meet the definition of a “business acquisition”  Per ASC 805-10-20 and 55-4, the relevant provisions of Regulation S-X are not applicable.

Form 10-Q for the quarter ended March 31, 2014

Notes to the financial statements

Note 13. Subsequent Events

4.

We note from your disclosures contained elsewhere in the filing that you acquired

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identifiable intangible assets related to the American Idol style reality series World Star and the completed documentary Making of a Saint during fiscal 2013 for cash and common stock consideration totaling $924,040. We also note during April 2014 you notified the seller that you rescinded the agreements and seek the return of company stock issued in the transactions and that no impairment has been recognized for related intangible assets as of March 31, 2014. In this regard, please tell us why the intangible assets remain on the balance sheet and are fully recoverable at March 31, 2014 and at December 31, 2013 in light of the events that have transpired and the fact that it appears you seek only the return of the company’s stock. Please provide us with your analysis for determining that the assets are recoverable at each reporting date, taking into account the timeline of when the potential misrepresentations of the seller were discovered and filing of the lawsuits.

COMPANY RESPONSE:

At the time of the filings, the Company had just determined that there were certain documentation issues with respect to the acquired assets, which the Company was seeking to remediate.  No determination was possible at the time (and no determination has been made as of the date of this letter) whether these documentation issues would serve to impair the value of the assets or otherwise.  The Company filed suit in April 2014 in order to seek specific performance of the original acquisition agreement or, in the alternative, to rescind the transaction. As disclosed in the Form 10-Q (subsequent event note) and Form 10-K (subsequent event note), the Company is pursuing the matter through judicial and non-judicial channels.  In this regard, as of the date of publication of the financial statements, the lawsuit had just been filed and the Company was not in a position to determine the outcome of the lawsuit with any certainty. Since the lawsuit seeks, among other things, specific performance, the alleged breaches may in fact be cured.  As of this date, the Company continues its efforts to make the projects into finished products and, as a result, Company management believes that there is no impairment at this time.

Please be further advised that the Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

July 2, 2014

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (310) 396-1691.

Sincerely,

ALLIANCE MEDIA GROUP HOLDINGS, INC.

By:

/s/ Daniel de Liege

Daniel de Liege

President